Exhibit 4.3
DESCRIPTION OF SECURITIES
The following is a summary description of the material terms of capital stock of Xencor, Inc. (we, our or us), as well as other material terms of our amended and restated certificate of incorporation (Certificate of Incorporation) and our second amended and restated bylaws (Bylaws) and certain provisions of the DGCL. This summary does not purport to be complete and is qualified entirely by reference to the provisions of our Certificate of Incorporation, our Bylaws and the DGCL. Our Certificate of Incorporation and Bylaws have previously been filed as exhibits with the Securities and Exchange Commission.
Our authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.01 par value per share. Our board of directors is authorized, without stockholder approval except as required by the rules and listing standards of The Nasdaq Stock Market LLC, to issue additional shares of our capital stock.
Common Stock
Voting. Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.
Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Liquidation. In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.
Rights and Preferences. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.
Fully Paid and Nonassessable. All of our outstanding shares of common stock are fully paid and nonassessable.
Preferred Stock
Our Board of Directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of preferred stock in one or more series, and to fix the number of shares and to determine or alter for each such series, the voting powers, designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions.
The laws of the State of Delaware, the state of our incorporation, provide that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of such preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.
The issuance of preferred stock could adversely affect the voting power, conversion or other rights of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. Preferred stock could be issued quickly with terms designed to delay, deter or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock.
Delaware Anti-Takeover Law and Provisions of Our Certificate of Incorporation and Bylaws
Our Certificate of Incorporation and our Bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us, and therefore could adversely affect the market price of our common stock. These provisions and certain provisions of DGCL which are summarized below, may also discourage coercive takeover practices and inadequate takeover bids, and are designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of potentially discouraging a proposal to acquire us.
Delaware Anti-Takeover Law
We are subject to Section 203 of the DGCL (Section 203). Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time that such stockholder became an interested stockholder, unless:

•prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.
Section 203 defines a business combination to include:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Certificate of Incorporation and Bylaws
Among other things, our Certificate of Incorporation and Bylaws:
•permit our Board of Directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);
•provide that the authorized number of directors may be changed only by resolution of the board of directors;
•provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
•provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder's notice and must comply with the requirements of Rule 14a-19 and include all information required by Rule 14a-19;
•do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and
•provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by our Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors.
The amendment of any of these provisions, with the exception of the ability of our Board of Directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66/3% of our then-outstanding common stock.

The provisions of the DGCL and the provisions of our Certificate of Incorporation and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.
Limitation on Liability and Indemnification of Directors and Officers
Our Certificate of Incorporation eliminates directors’ liability for monetary damages to the fullest extent permitted by applicable law. Our Certificate of Incorporation and Bylaws authorize the Company to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors and officers. Our Certificate of Incorporation and Bylaws authorize the Board to determine whether to indemnify, as set forth in the DGCL or any other applicable law, the Company’s employees and other agents. Further, our Certificate of Incorporation prohibits any retroactive changes to the rights or protections or increase the liability of any director or officer in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification. The Company believes that these provisions in the Certificate of Incorporation and the Bylaws are necessary to attract and retain qualified persons as directors and officers. However, these provisions may discourage stockholders from bringing a lawsuit against the Company’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Warrants
As of February 26, 2025, we had outstanding pre-funded warrants to purchase up to an aggregate of 3,088,888 shares of our common stock with an exercise price of $0.01 per share, all of which are currently exercisable (subject to certain beneficial ownership limitations) The outstanding warrants contain provisions for the adjustment of the exercise price and the number of shares issuable upon exercise of the warrants in the event of stock dividends, stock splits or similar transactions. In addition, the warrants contain a “cashless exercise” feature that allows the holders thereof to exercise the warrants without a cash payment to the Company under certain circumstances. The warrants also contain provisions that provide certain rights to warrant holders in the event of a fundamental transaction, including a merger or consolidation with or into another entity, such as the right to receive the same amount and kind of consideration paid to the holders of common stock in the fundamental transaction.

Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar's address is 250 Royall Street, Canton, MA, 02021.
Listing on The Nasdaq Global Market
Our common stock is listed on The Nasdaq Global Market under the symbol "XNCR".